 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-18548

XILINX, INC.

(Exact name of registrant as specified in its charter)

2100 Logic Drive

San Jose, California 95124 (408) 559-7778

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On February 14, 2022, pursuant to an Agreement and Plan of Merger, dated October 26, 2020, by and among Xilinx, Inc. (the “Company”), Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), and Thrones Merger Sub, Inc., a wholly-owned subsidiary of AMD (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of AMD.

Pursuant to the requirements of the Securities Exchange Act of 1934, Xilinx, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XILINX, INC.
Date: February 24, 2022	By:	/s/Harry Wolin
	Name:	Harry Wolin
	Title:	Secretary